UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)

N.A.
(Translation of registrant’s name into English)

COLOMBIA
(Jurisdiction of incorporation or organization)

Carrera 13 No. 36 – 24
BOGOTA – COLOMBIA

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Conference Call and Webcast on Ecopetrol’s Implementation of IFRS

Ecopetrol S.A. (NYSE: EC; BVC: ECOPETROL; TSX: ECP), will host a conference call and webcast on May 8, 2015 to present the main impacts of Ecopetrol’s implementation of IFRS on its consolidated financial results.

Conference Call Details

Spanish	English
9:00 a.m. Bogota	10:30 a.m. Bogota
10:00 a.m. New York / Toronto	11:30 a.m. New York / Toronto

US Dial In #: 844 452 6829	US Dial In #: 844 452 6829
International Dial In #: 760 666 3613	International Dial In #: 760 666 3613
Local Colombia Dial In #: 01800 913 0176	Local Colombia Dial In #: 01800 913 0176
Passcode: 35658998	Passcode: 35662784

The presentation will be available on Ecopetrol’s website on May 7, 2015 before markets open.

The live webcast will be available on Ecopetrol’s website (www.ecopetrol.com.co) and on the following links:

http://edge.media-server.com/m/p/7vve7gji (Spanish)

http://edge.media-server.com/m/p/qkedgirv (English)

Please test the proper operation of the webcast in your browser. We recommend using the latest versions of Internet Explorer, Google Chrome or Mozilla Firefox.

Bogota, Colombia, May 4, 2015

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Ecopetrol is the largest company in Colombia and is an integrated oil and gas company; it is among the top 40 oil companies in the world and among the top four oil companies in Latin America. Besides Colombia – where it generates over 60% of the national production – it has exploration and production activities in Brazil, Peru, the US (Gulf of Mexico) and Angola. Ecopetrol owns the largest refinery in Colombia, most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil and gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, Ecopetrol’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

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Contacts:

Head of Corporate Finance and Investor Relations (E)

Maria Catalina Escobar

Phone: (+571) 234 5190

Fax: +571-234-5628

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

E-mail: mauricio.tellez@ecopetrol.com.co

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ Magda Manosalva
Name:	Magda Manosalva
Title:	Chief Financial Officer

Date: May 04, 2015